NEWS RELEASE

North American Palladium Announces C$4 Million Private Placement
of Flow-Through Shares

Toronto, Ontario, November 14, 2012 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) today entered into an agreement with an underwriter under which they have agreed to act as sole agent to sell 2,425,000 flow-through shares (the "Flow-Through Shares") of NAP on a bought deal private placement basis, at a price of C$1.65 per Flow-Through Share (the "Offering"), for total proceeds of C$4,001,250.

The proceeds from the Offering will be used to incur “Canadian exploration expenses” as defined in the Income Tax Act (Canada) (the “Act”) which will constitute "flow-through mining expenditures" as defined in the Act. The proceeds from this Offering will enable the Company to pursue a surface exploration program at the Lac des Iles mine property and the other greenfields exploration properties in Ontario during the fourth quarter.

The Offering is subject to the approval of the TSX and the NYSE MKT and is expected to close in early December, 2012. The Flow-Through Shares will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States. This press release does not constitute an offer to sell the Flow-Through Shares in the United States. All shares issued pursuant to the Offering will be subject to a statutory four-month hold period.

Forward-Looking Information

Certain information in this news release relating to North American Palladium Ltd., including the closing of the offering and the use of proceeds, is forward looking and related to anticipated events and strategies. When used in this context, words such as "will", "anticipate", "believe", "plan", "intend", "target" and "expect" or similar words suggest future outcomes. By their nature, such statements are subject to significant risks and uncertainties, which include, but are not limited to, regulatory and government decisions, economic conditions, and availability and cost of financing.

Readers are cautioned not to place undue reliance on forward-looking statements as actual results could differ materially from the plans, expectations, estimates or intentions expressed in the forward-looking statements. Except as required by law, North American Palladium Ltd. disclaims any intention and assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Neither the TSX nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com